EXHIBIT 8.1







                                 ________________, 1999

Board of Directors
Community Federal Bancorp, Inc.
333 Court Street
Tupelo, Mississippi 38802

Board of Directors
First M&F Corp.
221 East Washington Street
Kosciusko, Mississippi 39090

    RE: THE FEDERAL INCOME TAX CONSEQUENCES OF CERTAIN MATTERS ARISING UNDER THE CORPORATE REORGANIZATION PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED

Gentlemen:

    We have acted as counsel to First M&F Corp., a Mississippi corporation ("First M&F"), in connection with the proposed merger (the "Merger") of Community Federal Bancorp, Inc., a Delaware corporation ("Community Federal"), with and into First M&F pursuant to the terms of the Agreement and Plan of Merger dated as of the 8th day of July, 1999 (the "Merger Agreement") by and between First M&F, Merchants & Farmers Bank, a Mississippi banking corporation, Community Federal, and Community Federal Bank, a Mississippi banking corporation ("Community Federal Bank"). This opinion is being rendered pursuant to your request in satisfaction of the closing condition described in Article 8.2(c) of the Merger Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.

    In connection with this opinion, we have examined and are familiar with the originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed sufficient to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied not only on such documents but also on the representations and statements of the Parties to the proposed Merger, as set forth in the Certificates which are attached hereto as Exhibits "A" and "B", regarding certain matters addressed in this opinion, and the following factual information supplied by the Parties to the Merger.

                                       I.
                  BACKGROUND FACTS CONCERNING CORPORATE PARTIES

    A.    First M&F Corporation
          ---------------------

    First M&F is a corporation duly chartered, organized and existing under and pursuant to the laws of the State of Mississippi with its principal place of business located in Kosciusko, Mississippi.

    The authorized capital stock of First M&F consists of 15,000,000 shares of common stock, $5.00 par value (the "First M&F Common Stock"), of which 3,639,779 shares are issued and outstanding; 1,000,000 shares of Class A voting preferred stock with no par value of which zero shares are issued and outstanding; and 1,000,000 shares of Class B nonvoting preferred stock with no par value of which zero shares are issued and outstanding.

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Board of Directors
______________, 1999
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    B.    Community Federal Bancorp, Inc.
          -------------------------------

    As noted, Community Federal is a corporation duly chartered, organized and existing under the laws of the State of Delaware with its principal place of business located in Tupelo, Mississippi.

    The authorized capital stock of Community Federal consists of 10,000,000 shares of common stock with par value of $.01 (the "Community Federal Common Stock") and 2,000,000 shares of preferred stock with no par value of which 4,266,150 shares of the Community Federal Common Stock are issued and outstanding.

                                       II.
                      BUSINESS REASONS FOR AND DESCRIPTION
                          OF THE PROPOSED TRANSACTIONS

    A.    Reasons for the Merger
          ----------------------

    The directors of First M&F and Community Federal believe that by expanding First M&F's customer base into the Tupelo, Mississippi market area, the Merger should enhance First M&F's earnings capacity by enabling it to deliver products and provide services to that enlarged customer base, and by permitting cost savings through consolidation of operations. In addition, both boards believe that the combination of First M&F and Community Federal will allow First M&F and Community Federal to increase overall efficiency and take advantage of economies of scale in several areas.

    B.    Description of the Merger
          -------------------------

    The proposed Merger will be structured and carried out in accordance with the Merger Agreement, the description set forth in the Registration Statement and related Proxy Statement/Prospectus, the laws of the United States and the states of Delaware and Mississippi, and the representations of the Parties to the transactions. As of the Effective Date, Community Federal will be merged with and into First M&F on the terms and subject to the conditions set forth in the Merger Agreement, some of which are further described below. First M&F will acquire all of the assets and assume all of the liabilities of Community Federal. As of the Effective Date of the Merger, the separate corporate existence of Community Federal shall cease, and First M&F shall continue as the surviving corporation.

    On the Effective Date, each share of Community Federal Common Stock issued and outstanding immediately prior to the Effective Date, other than shares of Community Federal Common stock owned by shareholders who pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL") perfect appraisal rights, shall by virtue of the Merger be converted into (i) .2855 shares of First M&F Common Stock, subject to adjustment as set forth in Section 12.1(g) of the Merger Agreement, and (ii) the right to receive $8.8457 in cash (collectively, the "Exchange Ratio"). If after application of the Exchange Ratio, the exchange of Community Federal Common Stock for the First M&F Common Stock results in any shareholder of Community Federal being entitled to receive a fractional share of First M&F Common Stock, then such shareholder will receive cash in lieu of such fractional share. Such cash amount shall be equal to such fractional proportion times the Average Market Price, as defined in Section 12.1(g), of First M&F Common Stock.

    Holders of Community Federal Common Stock who vote against the proposed Merger and otherwise perfect appraisal rights under Section 262 of the DGCL will have the right to receive the appraised value of their shares in cash. Under the Merger Agreement, First M&F has the right to not consummate the Merger if at or before the Effective Date the number of shares of Community Federal Common Stock as to which appraisal rights have been perfected equals or exceeds twenty percent (20%) or more of the outstanding shares of Community Federal.

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Board of Directors
_______________, 1999
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    After the Merger, First M&F will continue both its and Community Federal's historical business in a substantially unchanged manner.

                     III. DISCUSSION OF APPLICABLE CORPORATE
                          AND REORGANIZATION PROVISIONS

    The parties intend that the Merger will satisfy the requirements for nonrecognition (i.e., treatment as a tax-free reorganization) under section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). This Code section describes a statutory merger under which the target corporation (Community Federal) is merged into the acquiring corporation (First M&F) in exchange for acquiring corporation stock distributed to the target's historic shareholders.

    The requisite criteria for nonrecognition treatment in the case of a statutory merger are as follows (applied in the context of the proposed Merger):

        1. The requirements for a statutory merger under the applicable provisions of Delaware, Mississippi and federal law must be satisfied.
        2. There must be continuity of shareholder interest ("COI"). The COI requirement was established by the courts to ensure that the consideration furnished by the acquiring corporation in a purported reorganization represents a proprietary interest in the affairs of the acquiring corporation and that such consideration represents a substantial part of the value of the stock or properties transferred. See HELVERING V. MINNESOTA TEA CO., 296 U.S. 378 (1935); CORTLAND SPECIALTY CO. V. COMMISSIONER, 60 F.2d 937 (2d Cir. 1932), cert. denied 288 U.S. 599 (1933).
     The overriding purpose of the COI requirement is to ensure that reorganization treatment applies only to those corporate readjustments of existing interests which were intended to be covered by the reorganization provisions, as opposed to those transactions that are, in effect, sales.

    The COI requirement does not require that all shareholders of the acquired corporation have a proprietary interest in the surviving corporation after the acquisition; it is not even necessary for a substantial percentage of such shareholders to have such an interest. Rather, the Service announced in Rev. Proc. 77-37, 1977-2 C.B. 568, that it would rule that the COI requirement is met so long as one or more of the acquired corporation's shareholders retain a sufficient proprietary interest in the continuing corporation. The Service indicated in Rev. Proc. 77-37 that a sufficient proprietary interest is an interest with a value that is at least 50% of the total equity value of the acquired corporation.

    Historically, through the evolution of case law and through rulings of the Service, it became well-settled law that the COI requirement was not limited to analyzing merely the proportion of equity consideration to aggregate consideration received for the transferred assets of equity consideration to aggregate consideration received for the transferred assets but, instead, had a broader reach which focused also on who received such consideration (only historic shareholders counted) and on what recipients did with the consideration (the historic shareholders had to demonstrate that they harbored, at the time of the transaction, no firm and fixed intention to dispose of their stock in amounts that would violate COI). See, e.g., MCDONALD'S RESTAURANTS OF ILL., INC. V. COMMISSIONER, 688 F.2d 520 (7th Cir. 1982); PENROD V. COMMISSIONER,
88 T.C. 1415 (1987); Rev. Rul. 66-23, 1966-1 C.B. 67, Rev. Rul. 78-142, 1978-1
C.B. 111; Rev. Rul. 84-30, 1984-1 C.B. 114; Rev. Rul. 95-69, 1995-42 I.R.B. 4.

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Board of Directors
_______________, 1999
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    However, on January 23, 1998, the Service issued final regulations changing the COI requirement. Treasury Regulations section 1.368-1(e) provides that COI is satisfied if the acquiring corporation furnishes consideration that (a) represents a proprietary interest in the affairs of the acquiring corporation and (b) represents a substantial part of the value of the stock or properties transferred. In determining whether the acquiring corporation has furnished sufficient consideration, all facts and circumstances must be considered. Thus, any prearranged plan by the acquiring corporation or a related party to redeem or acquire the consideration furnished in the reorganization may indicate that the acquiring corporation furnished too much nonqualifying consideration in the reorganization, in which case the COI requirement would not be met. However, a subsequent sale of the stock received by the target shareholders to a party unrelated to the acquiring corporation will generally not be taken into account in determining whether the COI requirement has been met, even if the disposition was contemplated at the time of the reorganization.

    Treasury Regulations section 1.368-1(e)(7) states that the changes to the COI requirement apply to transactions occurring after January 28, 1998, except that they shall not apply to any transaction occurring pursuant to a written agreement which is (subject to customary conditions) binding on January 28, 1998, and at all times thereafter. Thus, the new COI regulations will be applicable to the proposed Merger as a transaction occurring after January 28, 1998.

    Based on the representations in the Certificates attached as Exhibits "A" and "B" hereto and the adoption of Treasury Regulation section 1.368-1(e), the COI requirement should be met with respect to the Merger.

       3. In addition to the requirements under the Code and the COI requirement which have been generally described above, nonrecognition for the Merger is subject to other nonstatutory rules that have been established through case law and Treasury Regulations. These requirements involve continuity of business enterprise and the existence of a valid business purpose for the transaction. The judicially-developed step transaction doctrine, wherein a series of formally separate steps are considered together as component parts of an overall plan, must also be considered when evaluating whether a transaction, in substance, qualifies as a valid statutory merger under Code section 368(a)(1)(A).

       4. Where a target shareholder exchanges his or her Community Federal Common Stock for part First M&F Common Stock and part cash, the character of any gain recognized by such shareholder will depend, on a shareholder-by-shareholder basis, whether the cash has the effect of the distribution of a dividend.

    There are two applicable tests for this determination: (i) a test to see if the hypothetical redemption of First M&F Common Stock (discussed below) is "substantially disproportionate" with respect to the shareholder, and (ii) a test to determine whether the hypothetical redemption of First M&F Common Stock is "not essentially equivalent to a dividend," with both tests taking into account the constructive stock ownership rules of Section 318(a) of the Code. If either one of these tests is met, the Community Federal shareholder will be entitled to long-term capital gain treatment if the shares of Community Federal Common Stock were held for more than one year.

   The determination of whether the exchange is "substantially disproportionate" with respect to the Community Federal shareholder must be made by comparing the interest each Community Federal shareholder actually receives in First M&F in the Merger exchange with the interest such shareholder would have received in First M&F if solely First M&F Common Stock had been received, followed by a hypothetical redemption by First M&F. See CLARK V. COMMISSIONER, 489 U.S. 726
(1989); Rev. Rul. 93-61, 1993-2 C.B. 118. The deemed redemption will qualify as "substantially disproportionate" if the shareholder experiences a more than 20 percent reduction in his proportionate interest in First M&F as a result pursuant to section 302(b)(2) of the Code.

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Board of Directors
_______________, 1999
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    The hypothetical redemption of First M&F Common Stock will be treated as
"not essentially equivalent to a dividend" if such redemption: (a) involves a minority shareholder whose relative stock interest in First M&F Bank is minimal and who exercises no control over the affairs of First M&F or (b) results in a reduction of the former Community Federal shareholder's right to vote, to participate in current earnings and accumulated surplus, or to share in First M&F's net assets on liquidation.

                                   IV. OPINION

    In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (the "Service") and such other authorities as we have considered relevant.

    Based upon and subject to the foregoing authorities, facts, and the representations of the parties to the Merger transactions as stated in the Certificates, and based upon our review of such documents and consideration of such legal matters as we have deemed relevant and sufficient to enable us to render an informed opinion, we are of the opinion that for federal income tax purposes:

       1. Provided that the proposed merger of Community Federal with and into First M&F qualifies as a statutory merger under applicable state and federal law, the Merger will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code. First M&F and Community Federal will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

       2. No gain or loss will be recognized by Community Federal upon the transfer of all of its assets to First M&F and the assumption by First M&F of the liabilities of Community Federal (Code sections 357(a) and 361(a)).

       3. No gain or loss will be recognized by First M&F upon the receipt by First M&F of all of the assets of Community Federal and the assumption by First M&F of the liabilities to which the transferred assets are subject (Code section 1032(a)).

       4. A Community Federal shareholder whose adjusted basis in the shares of Community Federal Common Stock surrendered in the transaction is less than the value, as of the Effective Date, of the First M&F Common Stock plus the amount of cash received will realize a gain on the transaction. Such shareholders will recognize gain equal to the lesser of (i) the excess, if any, of the value, as of the Effective Date, of the First M&F Common Stock plus the amount of cash received, over the adjusted basis of the shares of Community Federal Common Stock surrendered in the transaction, or (ii) the amount of cash received. As discussed above, the character of such recognized gain (i.e., as a dividend or capital gain) will depend upon whether, on a shareholder-by-shareholder basis, the exchange of Community Federal Common Stock for part First M&F Common Stock and part cash has the effect of the distribution of a dividend.

       5. The holding period of the First M&F Common Stock to be received by the Community Federal shareholders (including any fractional share interests to which they may be entitled) will include, in each instance, the period during which the Community Federal Common Stock surrendered in exchange therefor was held, provided that the Community Federal Common Stock is held as a capital asset in the hands of the Community Federal shareholder on the Effective Date of the Merger (Code section 1223(1)).

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Board of Directors
_______________, 1999
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       6.   The payment of cash to Community Federal shareholders in lieu of fractional shares of First M&F Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the reorganization exchange and then redeemed by First M&F. The cash payments will be treated as having been received in full payment in exchange for such fractional share interests, subject to the provisions and limitations of section 302 of the Code (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

       7. Where a dissenting Community Federal shareholder receives solely cash in exchange for his or her Community Federal Common Stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her Community Federal Common Stock subject to the provisions and limitations of Code section 302.

    In rendering this opinion, we have not been requested nor have we undertaken to make independent investigations to verify the various facts and representations of the Parties in connection herewith. However, based upon, our discussions with representatives of the Parties and our limited review of certain background material, we believe that it is reasonable for us to rely on such representations and statements.

    Except as set forth above, we express no opinion as to the tax consequences to any Party, whether federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger. No other opinions are intended nor should they be inferred. An opinion of counsel has no binding effect upon the Service and no assurances can be given that the conclusions reached in any opinion will not be contested by the Service, or if contested, will be sustained by a court.

    This opinion is being furnished for the sole benefit of First M&F and Community Federal, together with their respective shareholders, in connection with the Merger and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.

                                        Very truly yours,




                                        WATKINS LUDLAM WINTER & STENNIS, P.A.